Exhibit 99.1

LightSolver Files U.S. Provisional Patent Application
Expanding its Photonic Computing Platform to Advanced
Scientific and Engineering Simulations

CollPlant Advances its Photonic Computing Strategy Through LightSolver’s Growing IP Portfolio

REHOVOT, Israel, October 6, 2026 — CollPlant Biotechnologies Ltd. (Nasdaq: CLGN) today announced that its subsidiary, LightSolver, has filed a provisional patent application with the U.S. Patent and Trademark Office (USPTO) for an invention that significantly expands the capabilities of its all-optical, laser-based computing platform.

The provisional application, titled “Configuring a Programmable Analog Processor to Solve Inhomogeneous Boundary Value Problems,” details a proprietary method for solving a broad class of complex physical and engineering problems. The invention broadens the range of scientific and engineering simulations that can be addressed by LightSolver’s platform. It enables the platform to directly address partial differential equations (PDEs) underlying heat transfer, diffusion, electrostatics and fluid-flow phenomena, including those involving complex geometries and boundary conditions.

A key innovation enables the platform to incorporate boundary conditions and other problem parameters directly into the computation. By making these elements part of the solving process, the invention expands the range of complex scientific and engineering simulations that can be addressed by LightSolver’s technology.

“This provisional patent application filing represents a key milestone in our long-term intellectual property strategy, designed to secure our core technological innovations as we build out our photonic computing platform,” said Dr. Ruti Ben-Shlomi, CEO and Co-Founder of LightSolver. “By systematically expanding the addressable problem-space of our Laser Processing Unit (LPU), we are broadening its potential applicability across a wider range of workloads, while continuing to strengthen the intellectual property underlying our strategic commercialization path.”

This filing strengthens LightSolver’s intellectual property portfolio and supports the company’s strategy to deliver material performance advantages for demanding computational tasks in industry and research.

About CollPlant

CollPlant (Nasdaq: CLGN) is an innovative technology company operating at the intersection of deep-tech computing and advanced biotechnology. Through its subsidiary LightSolver, CollPlant is advancing the development of proprietary all-optical laser based computing architectures designed to resolve the world’s most demanding computational bottlenecks across artificial intelligence, aerospace, financial engineering, and high-performance computing. Concurrently, CollPlant remains a leader in regenerative medicine, pioneering plant-derived recombinant human collagen technologies for 3D bioprinting of tissues and organs and medical aesthetics.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the potential scope, functionality, performance and applications of the invention described in LightSolver’s provisional patent application; the ability of the invention to expand the range of problems addressable by LightSolver’s LPU technology; the development and commercialization of the LPU; LightSolver’s ability to obtain, maintain and enforce intellectual-property protection; and the future prospects, business plans and growth strategies of CollPlant and LightSolver., business plans and growth strategies of CollPlant and LightSolver. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “expect,” “intend,” “plan,” “may,” “should,” “could,” “might,” “seek,” “target,” “will,” “project,” “continue” and similar expressions or the negative of such terms. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the risk that the anticipated benefits of the transaction are not realized, or are not realized within the expected timeframe; risks associated with integrating LightSolver’s business, operations and personnel; LightSolver’s ability to achieve anticipated technological and commercial milestones; uncertainties regarding market acceptance and adoption of LightSolver’s technology; the ability to develop and commercialize LightSolver’s products and technology successfully; the ability to establish and expand strategic collaborations and commercial relationships; competition and technological developments; intellectual property risks; the availability of capital; CollPlant’s ability to maintain compliance with Nasdaq listing requirements; general market, industry, economic and geopolitical conditions; and other risks and uncertainties described in CollPlant’s filings with the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 20-F and subsequent Reports on Form 6-K. Forward-looking statements speak only as of the date of this press release. CollPlant undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Contact Information:

CollPlant

Eran Rotem

Deputy CEO & CFO

eran@collplant.com

+972.73.232.5600

LightSolver

Dr. Ruti Ben-Shlomi

Co-Founder & CEO

ruti@lightsolver.com